Exhibit 4.1(h)

Amendment 1 to Consulting Agreement

Between Calypte Biomedical Corporation and Sitrick

This letter (“Letter”) when accepted by you as provided below will modify and amend the referenced engagement letter (the “Engagement Letter”) between Sitrick And Company Inc., a California Corporation and its Principal, Michael Sitrick (“Sitrick”), and Calypte Biomedical Corporation, a Delaware corporation (“Calypte” or the “Company”).

Pursuant to the Engagement Letter Sitrick was retained to provide certain consulting and other services (the “Services”) to the Company (the “Engagement”). The Engagement was terminated by Calypte effective as of October 25, 2002, at which time Calypte was indebted to Sitrick for unpaid fees related to Services rendered by Sitrick pursuant to the Engagement Letter plus expenses Sitrick incurred through that date (the “Debt”). As part of Sitrick’s compensation under the Engagement Letter, Calypte was to issue to Sitrick, and cause to be registered under the Securities Act of 1933 as amended, as freely-tradable, 300,000 shares of its Common Stock (the “Shares”) which Shares have been issued to Sitrick but not registered.

The parties now wish to reinstate the Engagement and have Sitrick resume providing the Services, pursuant to the terms and conditions of the Engagement Letter as modified by this Letter, and to fully and finally settle all differences related to the Debt and the Shares.

Effective as of March 26, 2003, the parties reinstate the Engagement pursuant to the Engagement Letter, including the previously agreed-upon monthly retainer of $7,500 plus expenses for investor relations consulting services (“IR Services”). The Company acknowledges the $7,500 is the minimum, non-refundable monthly fee retainer for Sitrick’s IR Services. The Company further acknowledges that for IR Services: (i) Sitrick’s time charges will be billed against the retainer at the hourly rate range of $160 to $625, depending on the person performing the services; (ii) when the $7,500 monthly retainer has been fully applied against that month’s time charges, additional time charges for the month will be billed as incurred; (iii) time charges are computed on a portal-to-portal basis for any travel time for meetings held outside of Sitrick’s offices; (iv) time is charged and billed by Sitrick in increments of one-quarter of an hour; and (v) hourly rates are adjusted at the end of each calendar year.

The Company also acknowledges and Sitrick agrees that Sitrick shall be compensated for any fees related to IR Services (based on time charges) incurred in a month that exceed the $7,500 monthly retainer, provided Sitrick has received prior approval from Calypte to perform additional services. The $7,500 monthly retainer shall be due and payable on or prior to the first day of the calendar month to which it relates. Fees billed in excess of the retainer for that month shall be due and payable within twenty days of invoice date. The retainer for March 2003 will be prorated as of the effective date of this Letter and payment made within three business days.

The $7,500 monthly retainer is to cover time charges for IR Services and is not to cover time charges for extraordinary projects as defined in the Engagement Letter. As with IR Services, the Company acknowledges that for extraordinary projects (i) Sitrick’s time charges will be billed at the hourly rate range of $160 to $625, depending on the person performing the services, (ii) time charges are computed on a portal-to-portal basis for any travel time for meetings held outside of Sitrick’s offices; (iii) time is charged and billed by Sitrick in increments of one-quarter of an

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hour; and (iv) hourly rates are adjusted at the end of each calendar year. Time charges will be billed as incurred and shall become due and payable within twenty days of invoice date.

Payment for out of pocket expenses for Services remains as per the Engagement Letter.

Calypte acknowledges it has not registered the Shares as freely-tradable as required by the Engagement Letter and that the Debt, which is due, owing and payable to Sitrick without offset, totals $35,264.34 (comprised of $29,495.64 for past investor relations consulting services plus $5,768.70 for services on the extraordinary project related to the preparation of a public service announcement). Calypte agrees to settle the Debt and to register the Shares in accordance with the following terms:

(i)	Calypte shall at its sole cost and expense cause the Shares to be registered under the Securities Act of 1933 as amended by filing an S-8 with the Securities and Exchange Commission on or before March 28, 2003 or in lieu thereof, shall cause a like number of shares to be registered and issued to Sitrick by March 28, 2003 in exchange for the original Shares;

(ii)	Calypte acknowledges that it owes and shall satisfy the Debt ($35,264.34) through the issuance to Michael Sitrick, principal, or his assignee, of 1,500,000 registered, freely-tradable shares of Calypte Common Stock on or before March 28, 2003;

(iii) In	the event the 1,500,000 shares are not registered by March 28, 2003 as required by (ii) above, then the full amount ($35,264.34) of the Debt shall be immediately due and payable in cash, plus interest at the rate of 10% per annum from the date the amounts were past due.

Except as modified by this Letter, the Engagement Letter is reinstated and operative without modification or amendment.

SITRICK AND COMPANY INC.		CALYPTE BIOMEDICAL CORPORATION Agreed and accepted

By	/s/ Michael Sitrick	By	/s/ Richard D. Brounstein
Michael Sitrick Chairman and CEO		Richard D. Brounstein Executive Vice President and CFO

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